Filed Pursuant to Rule 433

Dated May 20, 2019

Registration Statement: No. 333-222063

The Charles Schwab Corporation

$600,000,000 3.250% SENIOR NOTES DUE 2029 (the “Notes”)

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Positive, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	May 20, 2019

Settlement Date (T+2):	May 22, 2019

Principal Amount:	$600,000,000

Maturity Date:	May 22, 2029

Interest Payment Dates:	May 22 and November 22, commencing on November 22, 2019

Interest Record Dates:	May 7 and November 7

Day Count:	30/360

Benchmark Treasury:	2.375% UST due May 15, 2029

Benchmark Treasury Price / Yield:	99-20+ / 2.416%

Spread to Benchmark Treasury:	+87.5 bps

Yield to Maturity:	3.291%

Coupon:	3.250%

Public Offering Price:	99.653%

Gross Proceeds to CSC:	$597,918,000

Underwriting Discounts per note paid by CSC:	0.650%

Aggregate Underwriting Discounts paid by CSC:	$3,900,000

Net Proceeds to CSC (after underwriting discounts, but before deducting offering expenses):	$594,018,000

Optional Redemption: Make-Whole Call:

On or after November 22, 2019 and prior to February 22, 2029, CSC may redeem some or all of the Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after February 22, 2029, CSC may redeem some or all of the Notes at any time at a redemption price (calculated by CSC) equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513 BA2 / US808513BA29

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC BofA Securities, Inc. Citigroup Global Markets Inc.

Senior Co-Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, BofA Securities, Inc. toll-free at (800) 294-1322 or Citigroup Global Markets Inc. toll-free at (800) 831-9146.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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